UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545 and No. 333-274191) and Form S-8 (No. 333-253486 and No. 333-269505) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

99.1	Press Release – Gracell Biotechnologies Doses First Patient in Phase 1b/2 Clinical Trial in U.S. Evaluating GC012F for Treatment of Relapsed/Refractory Multiple Myeloma

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ Kevin Yili Xie
Name:	Kevin Yili Xie
Title:	Chief Financial Officer

Date: September 27, 2023